

Mail Stop 3561

September 12, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Richard N. Baer
Chief Legal Officer
Liberty Expedia Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re:** **Liberty Interactive Corporation**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 25, 2016**
> **File No. 001-33982**
>
> **Liberty Expedia Holdings, Inc.**
> **Amendment No. 3 to Form S-1 on Form S-4**
> **Filed August 25, 2016**
> **File No. 333-210377**

Dear Messrs. Maffei and Baer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 74

1. Footnote (2) states that income taxes payable is treated as an equity contribution in the "As Adjusted" column. However, it appears that the contribution of income taxes

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
September 12, 2016
Page 2

payable is reducing, rather than increasing, additional paid-in capital. Please revise to reflect the contribution of income taxes payable as an increase in additional paid-in capital or tell us why your current presentation is correct.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.